Exhibit 99.1

4D Pharma PLC

4D pharma announces completion of merger with Longevity Acquisition Corporation

Provides update on Nasdaq trading

Leeds, UK, 22 March 2021 – 4D pharma plc (Nasdaq: LBPS; AIM: DDDD) ("4D pharma" or the "Company"), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs) - a novel class of drug derived from the microbiome - today announced completion of its merger (“the Merger”) with Longevity Acquisition Corporation ("Longevity")(Nasdaq: LOAC).

4D pharma American Depositary Shares (“ADSs”) are expected to begin trading today on the Nasdaq Global Market under the ticker symbol ‘LBPS’.

Warrants of Longevity assumed by 4D pharma in the Merger are currently expected to begin trading on Nasdaq under the ticker symbol ‘LBPSW’ tomorrow, Tuesday, March 23, 2021. Longevity units are expected to be separated and holders thereof are expected receive 4D pharma ADSs and warrants in exchange at the same time as the warrants begin trading.

As a result of the Merger, Longevity shares, warrants, rights and units ceased trading on Nasdaq on Friday, March 19, 2021.

4D pharma ordinary shares continue to be admitted to trading on the London Stock Exchange’s AIM market under the ticker symbol ‘DDDD’.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalized with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com.

4D Pharma PLC

Forward-Looking Statements

This announcement contains "forward-looking statements." All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding trading in ADSs and warrants and the separation of Longevity units, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company's forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that could cause actual results to differ materially include potential delays in the commencement of trading Company ADSs and warrants and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), all of which should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

Stern Investor Relations, Inc.
Julie Seidel +1-212-362-1200
Julie.seidel@sternir.com